

June 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
       Issuer CIK: 0001667919
       Issuer File Number: 333-210186 / 811-23147
       Form Type: 8-A12B
       Filing Date: June 20, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the FT Vest Emerging Markets Buffer ETF – June under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications